NO ACT



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010





February 29, 2008

Peter J. Sherry, Jr.
Secretary
Ford Motor Company
One American Road
Room 1134 WHQ
Dearborn, MI 48126

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/29/2008

Re: Ford Motor Company
Incoming letter dated January 3, 2008

Dear Mr. Sherry:

This is in response to your letters dated January 3, 2008 and January 22, 2008 concerning the shareholder proposal submitted to Ford by the Connecticut Retirement Plans and Trust Funds. We also have received a letter on the proponent's behalf dated January 15, 2008. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Megan D. McIntyre
Grant & Eisnhofer P.A.
Chase Manhattan Centre
1201 North Market Street
Wilmington, DE 19801



RECEIVED
2008 JAN -7 AM 9:53
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Office of the Secretary
Peter J. Sherry, Jr.
Secretary
313/323-2130
313/248-8713 (Fax)
psherry@ford.com

One American Road
Room 1134 WHQ
Dearborn, Michigan 48126

January 3, 2008

Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Omission of Shareholder Proposal Submitted by the Connecticut Retirement Plans and Trust Funds

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), Ford Motor Company ("Ford" or the "Company") respectfully requests the concurrence of the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") that it will not recommend any enforcement action to the Commission if the shareholder proposal described below is omitted from Ford's proxy statement and form of proxy for the Company's 2008 Annual Meeting of Shareholders (the "Proxy Materials"). The Company's Annual Meeting of Shareholders is scheduled for May 8, 2008.

Mr. Howard G. Rifkin, Deputy Treasurer of the State of Connecticut, submitted a shareholder proposal on behalf of the Connecticut Retirement Plans and Trust Funds (the "Proponent") for inclusion in the 2008 Proxy Materials. The proposal requests that an independent committee of the Board of Directors assess the steps the Company is taking to meet new fuel economy and greenhouse gas emission standards and to issue a report to shareholders by September 1, 2008 (see Exhibit 1; the "Proposal"). The Company proposes to omit the Proposal from its 2008 Proxy Materials for the following reason:

- The Proposal is excludable under Rule 14a-8(i)(11) because it substantially duplicates another proposal previously submitted to the Company by another proponent that will be included in the Company's 2008 Proxy Materials.

The Proposal Substantially Duplicates a Proposal to be Included in the Proxy Materials

Rule 14a-8(i)(11) permits a company to exclude a proposal if such proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting.

The Staff has consistently declined to recommend enforcement action against companies that exclude proposals where the principal thrust or focus of such proposals is substantially the same, even though the proposals may differ somewhat in terms and breadth.

The Proposal was submitted several times, with the earliest submission being received via facsimile transmission at 4:40 p.m. on December 5, 2007. The Company also received a proposal from the Sisters of St. Dominic of Caldwell New Jersey, which was received by Ford's Office of the CEO at 1:56 p.m. on December 5, 2007 (see Exhibit 2; the "First Proposal"). The First Proposal requests the Board to publicly adopt quantitative goals for reducing greenhouse gas emissions from the Company's products and operations and to report to shareholders by September 30, 2008, on it plans to achieve these goals. As noted above, the Proposal requests an independent committee of the Board to assess the steps the Company is taking to meet new fuel economy and greenhouse gas emission standards for its products and to issue a report to shareholders by September 1, 2008.

Although the breadth and terms of the First Proposal and the Proposal are nominally different, the principal thrust and focus of each of the proposals is to report on the Company's plans to achieve reduction in greenhouse gases emitted from its products. Two proposals need not be identical in order to provide a basis for exclusion under Rule 14a-8(i)(11). In granting No-Action Requests under Rule 14a-8(i)(11), the Staff has consistently taken the position that proposals that have the same "principal thrust" or "principal focus" may be considered substantially duplicative, even where the proposals differ in terms and scope. The Commission has stated that the exclusion is intended to "eliminate the possibility of shareholders having to consider two or more substantially identical proposals submitted to an issuer by proponents acting independently of each other." *See Release No. 34-12598* (July 7, 1976).

In *General Motors Corporation* (April 5, 2007), the Staff permitted omission of a proposal that requested that company to provide a report disclosing GM's policies and procedures for political contributions and expenditures because a previously submitted proposal requested GM to publish a detailed statement of each contribution made within the prior year in respect of a political campaign, party, referendum or initiative or other attempts to influence legislation. Although the later proposal was more comprehensive and requested disclosure even of indirect contributions made through trade associations, the Staff agreed that it was substantially duplicative of the prior proposal.

See also, JPMorgan Chase & Co. (March 5, 2007) (proposal that urged the Board to adopt a policy whereby at least 50% of future equity compensation be performance-based was substantially similar to a proposal requesting that the company's compensation committee adopt a policy whereby a significant portion of restricted stock and restricted stock units require the achievement of performance goals prior to vesting); *Constellation Energy Group, Inc.* (February 19, 2004) (proposal requesting the compensation committee to utilize performance and time based restricted share programs in lieu of stock options substantially duplicated a proposal requesting the compensation committee to replace the current system of compensation for executives with a commonsense executive compensation program including limiting the CEO's salary, annual bonus, long-term equity grants, and severance arrangements); and *Ford Motor Company* (February 19, 2004) (proposal requesting the Company to adopt fuel mileage and greenhouse gas emission goals similar to those contained in recent Congressional proposals substantially similar to a proposal requesting the Company to report on its greenhouse gas emissions, how it intended to ensure competitive positioning under various regulatory scenarios, and how the Company could significantly reduce greenhouse gas emissions from its fleet of vehicles). In each of the above cited No-Action Letters, the terms and breadth of the proposals differed but the principal thrust and focus of the proposals were substantially duplicative.

Likewise, the Proposal's principal thrust and focus are substantially similar to those of the First Proposal, even though its terms and breadth are admittedly different. Included in the First Proposal's "Whereas" clauses is the statement that "Ford faces new regulations and consumer demand in every major market to reduce vehicle GHG emissions, including proposed 35 mpg by 2020 in the U.S. and expected 130 g/km by 2012 in the European Union" (see Exhibit 2). Similarly, the Proposal references the U.S. House of Representatives energy bill that sets fuel mileage standards of 35 mpg by 2020 and the European Union's standard of 130 g/km (see Exhibit 1). Each of the Proposal and the First Proposal requests the Board, or an independent committee of the Board, to issue a report on how the Company proposes to achieve goals, whether self-imposed or government imposed, to reduce greenhouse gases emitted from its products. The principal thrust and focus of the proposals are clearly substantially similar.

Additionally, shareholders will likely be confused when asked to vote on two separate proposals that relate to substantially the same subject matter. Shareholders will rightfully ask what substantive differences exist between the Proposal and the First Proposal. Both request the Board, or an independent committee of the Board, to issue reports regarding substantially the same subject matter. According to the line of No-Action Letters referred to above, the test is not whether the proposals request identical action, but rather whether the focus and thrust of the proposals are substantially duplicative. Clearly in this instance, the thrust and focus of the proposals are substantially similar; namely, that a report be produced on the Company's efforts to meet greenhouse gas reductions goals from its products. This is precisely the type of shareholder confusion that Rule 14a-8(i)(11) was intended to eliminate. Consequently, the Company respectfully requests the concurrence of the Staff that the Proposal may be omitted from the Company's 2008 Proxy Materials pursuant to Rule 14a-8(i)(11).

Conclusion

For the foregoing reasons, it is respectfully submitted that the Proposal may be excluded from Ford's 2008 Proxy Materials. Your confirmation that the Staff will not recommend enforcement action if the Proposal is omitted from the 2008 Proxy Materials is respectfully requested.

In accordance with Rule 14a-8(j), the Proponent is being informed of the Company's intention to omit the Proposal from its 2008 Proxy Materials by sending her a copy of this letter and its exhibit. Seven copies of this letter are enclosed. Please acknowledge receipt by stamping and returning one copy in the enclosed self-addressed stamped envelop.

If you have any questions, require further information, or wish to discuss this matter, please call Jerome Zaremba (313-337-3913) of my office or me (313-323-2130).

Very truly yours,

Peter J. Sherry, Jr.

Enclosure
Exhibits

cc: Mr. Donald Kirshbaum (via Federal Express)

EXHIBIT 1

STATE OF CONNECTICUT
OFFICE OF THE TREASURER



55 ELM STREET • HARTFORD, CT 06106-1773 • 860-702-3000

FACSIMILE TRANSMITTAL SHEET

OFFICE OF THE SECRETARY
PETER J. SHERRY JR.
7 DEC -5 P5:23

TO: Mr. Alan Mulally
Chief Executive Officer

FROM: Cambria Allen
Policy Unit Division
PHONE (860) 702 –
FAX (860) 524- 9470

FAX NUMBER: (313) 248-8713

DATE: 12/5/07

COMPANY: Ford Motor Co.

TOTAL NO. OF PAGES INCLUDING COVER: 6 + Cover

PHONE NUMBER:

RE: CRPTF SHAREHOLDER PROPOSAL

☐ URGENT X FOR REVIEW X PLEASE COMMENT X PLEASE REPLY

Attached please find the shareholder proposal submitted by the Connecticut Retirement Plans and Trust Funds (CRPTF) for inclusion in the 2008 proxy.





DENISE L. NAPPIER
TREASURER

State of Connecticut

Office of the Treasurer

HOWARD G. RIFKIN
DEPUTY TREASURER

December 5, 2007

Mr. Alan Mulally
Chief Executive Officer
Ford Motor Company
One American Road
Dearborn, MI 48126

Dear Mr. Mulally

The purpose of this letter is to submit a shareholder resolution on behalf of the Connecticut Retirement Plans and Trust Funds (CRPTF) for consideration and action by shareholders at the next annual meeting of The Ford Motor Company.

As Deputy State Treasurer I certify that the CRPTF has held the mandatory minimum number of Ford shares for the past year. Furthermore, as of December 4, 2007, the CRPTF held 563,173 shares of Ford stock valued at approximately $3,925,315. The CRPTF will continue to hold Ford shares through the meeting date.

We wrote to you last month concerning the issues raised in this shareholder resolution. I am enclosing another copy of that letter, and we continue to encourage you to enter a dialogue with us on the actions Ford is taking in order to meet new fuel economy and CO_2 emission standards.

Please do not hesitate to contact Donald Kirshbaum, Investment Officer for Policy at 860-702-3164 if you have any questions of comments regarding this resolution.

Sincerely,

Howard G. Rifkin
Deputy Treasurer

Cc: William Clay Ford, Chairman of the Board

55 Elm Street Hartford, Connecticut 06106-1773
An Equal Opportunity Employer



Assess Steps Being Taken to

Meet New Fuel Economy and Greenhouse Gas Emission Standards

WHEREAS: The U.S. transportation sector is responsible for almost one-fourth of the country's total energy consumption and automobiles comprise two-thirds of the transportation sector's CO_2 emissions, according to the Energy Information Agency. U.S. automobiles consume more fuel and emit approximately 15% more CO_2 per mile than the average light duty vehicle globally.

The U.S. Congress is poised to require increased fuel economy standards, after three decades of inaction. The energy bill passed in the Senate in 2007, and currently in conference with the House, includes "10 in 10", increasing passenger vehicle fuel economy standards by 10 mpg in the next decade to 35 mpg by 2020. The bill also creates the first fuel economy standards for medium and heavy-duty trucks, and provides the Secretary of Transportation expanded authority to prescribe and enforce fuel economy.

Regulations to reduce greenhouse gas (GHG) emissions from vehicles are emerging across multiple jurisdictions in the U.S. Fourteen states, awaiting federal approval, have already adopted California's 30% emissions reduction standard, reducing GHG emissions from more than one third of the new vehicles sold in the U.S.

U.S. Court rulings point toward tougher fuel economy and GHG reduction regulations. A Federal Court in Vermont recently sided with the states that have adopted California's new tailpipe emissions standards in a decision that says state rules on greenhouse gas emissions don't conflict with federal mileage standards and automakers should be able to develop the technology to meet them. In April 2007, the Supreme Court ruled that GHGs are considered air pollutants under the Clean Air Act, allowing EPA to regulate GHG emissions from vehicles. In May, President Bush issued an Executive Order directing EPA to use its GHG emission authority to increase fuel economy by as much as 4% per year over the 10 years, equivalent to a fleet-wide average of about 34 mpg by 2017.

Governments the world over are increasing regulation of vehicle fuel economy and greenhouse gas emissions. In 2006, Japan revised its fuel economy targets, with projected increases of 24% by 2015 (over 2004) to roughly 46.9 mpg.2 In June 2007, the EU resolved to set mandatory standards for automakers to achieve 130g/km, roughly 48.9 mpg. Chinese fuel economy standards reached 31.6 mpg in 2005 and will increase to 35.8 mpg by 2009. Australia's fuel economy standards will increase to 34.4 mpg by 2010

In 2005, less than half of Ford's vehicles met CAFE standards and the company's global CO_2 g/km is ranked among the worst of its peers.

RESOLVED: Ford shareholders request that a committee of independent directors of the Board assess the steps the company is taking to meet new fuel economy and greenhouse gas emission standards for its fleets of cars and trucks, and issue a report to shareholders (at reasonable cost and omitting proprietary information) by September 1, 2008.



DENISE L. NAPPIER
TREASURER

State of Connecticut

Office of the Treasurer

HOWARD G. RIFKIN
DEPUTY TREASURER

November 7, 2007

Mr. Alan Mulally
Chief Executive Officer
Ford Motor Company
One American Road
Dearborn, MI 48126

Dear Mr. Mulally:

I am writing on behalf of the Connecticut State Treasurer Denise L. Nappier who is the principal fiduciary of the $25 billion Connecticut Retirement Plans and Trust Funds (CRPTF). The CRPTF currently owns 581,000 shares of Ford Motor Company stock valued at approximately $5 million.

Treasurer Nappier is a founding member of the Investor Network on Climate Risk (INCR), whose 60 members manage over $4 trillion in assets. INCR members have been focusing on how climate change will impact the long term-shareholder return of the companies in which they invest. One issue of particular concern is mileage standards. In order to become competitive again, Ford must improve the mileage of the cars they produce and market.

We have joined other institutional investors in dialogues with Ford on the issue of climate risk over the past few years; these discussions were coordinated by Ceres, of which we are also a member. We have also co-filed shareholder resolutions on this issue over the past several years.

Our discussions have been informative, but have not produced the kind of strategic results that we believe will lead to Ford's long-term profitability and competitiveness. We remain concerned about the future of Ford, particularly as our company continues to lose market share to foreign-owned companies. As you know, other countries have already significantly increased mileage standards or imposed limits on greenhouse gas (GHG) emissions. Our company has been more effective at producing fuel-efficient vehicles in foreign markets than in our home country.

55 Elm Street Hartford, Connecticut 06106-1773

We are concerned that Ford may not be adequately prepared for emissions-based regulations pending on the state and federal levels. Multiple jurisdictions across the country have begun to propose and implement improved standards geared toward reducing CO_2 emissions from passenger vehicles. Regulations modeled on California's 30 percent emissions reduction standard have been adopted by fourteen states, including Connecticut. If the adopted regulations withstand federal review, the combined effect of the emissions reduction standard would lower GHG emissions for more than one-third of the new vehicles sold in the U.S. A federal court in Vermont recently sided with states that have adopted California's new tailpipe emissions standards, holding that state-based regulations on GHG emissions do not conflict with federal fuel economy standards. The U.S. Supreme Court also weighed in on the issue this year with its ruling in *Massachusetts v. Environmental Protection Agency*, 549 U.S. 1438 (2007), affirming that CO_2 is an *air pollutant* as defined under the Clean Air Act. Both decisions increase the likelihood that state emissions regulations will withstand federal review.

On the federal level, the U.S. Congress is on the verge of requiring increased fuel economy standards. The energy bill passed in the Senate this year includes "10 in 10"—a gradual increase in passenger vehicle fuel economy standards by 10 mpg in the next decade to 35 mpg by 2020. The bill also creates the first fuel economy standards for medium- and heavy-duty trucks, and grants the Secretary of Transportation greater authority to prescribe and enforce fuel economy standards.

In the United States, Ford still lags behind its competitors in developing products with high fuel economy and lower GHG emissions despite its limited new clean-engine product offerings. In fact, our company continues to oppose proposed government standards that would level the playing field for American automakers, while producing and aggressively marketing a lower mileage fleet. As consumers seek—and governments require—increased fuel economy, our company continues to lose market share to our competitors who are more willing to address the demand for lower-emissions vehicles.

As Ford shareholders, we believe that we bear significant financial and competitive risks as a result of the company's lack of strategic focus on improving fleet mileage now and over the next five to ten years. The issue is no longer if our company can produce and market more fuel efficient cars and trucks, but how quickly it will do this. I would like this to become a focus of our discussions, and would like you to report to shareholders on this issue in the near future.

If we cannot reach an agreement on how to move this issue forward, we plan to file a shareholder resolution asking the company to draft a report to shareholders with a quantitative analysis of how current and pending U.S. emissions regulations would impact Ford's earnings, with particular attention to the company's *strategic* focus on meeting California's lower GHG emission standards and forthcoming higher federal fuel economy standards.

I look forward to your reply. Please follow up with Donald Kirshbaum, Investment Officer for Policy at 860-702-3164 if you have any proposals or questions.

Sincerely,

Howard G. Rifkin
Deputy Treasurer

CC: William Clay Ford, Chairman of the Board



Office of the General Counsel
Phone: 313/3373913
Fax: 313/248-1988
E-Mail: jzaremb1@ford.com

Ford Motor Company
One American Road
Room 1037-A3 WHQ
Dearborn, Michigan 48126

December 12, 2007

Donald Kirshbaum
State of Connecticut
Office of Treasurer
55 Elm Street
Hartford, Connecticut 06106-1773

Subject: Shareholder Proposal for 2008 Annual Meeting

Dear Mr. Kirshbaum:

Ford Motor Company ("Ford" or the "Company") hereby acknowledges the shareholder proposal contained in Mr. Howard G. Rifkin's letter dated December 5, 2007, which we received on December 7. Mr. Rifkin's letter requests that the Connecticut Retirement Plans and Trust Funds (CRPTF) proposal requesting that an independent committee of the Board assess and report on the steps the Company is taking to meet new fuel economy and greenhouse gas emission standards for its products (the "Proposal") be included in the Company's proxy materials for the 2008 Annual Meeting of Shareholders. Thank you for providing evidence of share ownership with the Proposal.

Please note that Ford reserves the right to file a No-Action Request with the Securities and Exchange Commission ("SEC") in order to exclude the Proposal from its 2008 proxy materials if we believe that substantive grounds exist to do so. If we decide to file such a letter, we will notify you in accordance with SEC rules.

If you have any questions or comments with regard to this matter, please do not hesitate to contact me at the number or address referenced above. Thank you for your continued interest in Ford.

Very truly yours,

Jerome F. Zaremba

cc: Peter J. Sherry, Jr.

EXHIBIT 2

Sisters of St. Dominic of Caldwell New Jersey

Office of Corporate Responsibility
40 South Fullerton Ave.
Montclair NJ 07042

973 509-8800 voice
973 509-8808 fax
tricri@mindspring.com

December 4, 2007

Mr. Alan R. Mulally, CEO
Ford Motor Company
WHQ - One American Road
Dearborn, MI 48121

Dear Mr. Mulally:

The Dominicans Sisters of Caldwell, members of ICCR, and other institutional shareowners continue to be grateful to work with executives at Ford on a variety of concerns. Our work with our company in response to global warming began more than ten years ago. Today we find ourselves well beyond opportunities for "early action"; now more than ever we need a clear business strategy to reduce emissions.

As shareholders continue to be concerned about the fiscal health of our company, ICCR members hope that the enclosed resolution on Reductions of Greenhouse Gas Emissions and the resolution you have already received on Healthcare costs, help to frame the challenges and opportunities before our company. I trust that this attached resolution will also drive the momentum to deliver more fuel-efficient vehicles.

The Community of the Sisters of St. Dominic of Caldwell, NJ is the beneficial owner of one hundred seventy four (174) shares of Ford Motor Company, which we intend to hold at least until after the next annual meeting. Verification of ownership is attached.

I am hereby authorized to notify you of our intention to file the attached proposal asking the Board of Directors to publicly adopt quantitative goals to reduce greenhouse gas emissions in product and operations, for consideration and action by the stockholders at the next annual meeting. I hereby submit it for inclusion in the proxy statement in accordance with rule 14-a-8 of the general rules and regulations of The Securities and Exchange Act of 1934.

While there will be other shareholders submitting this resolution, I will serve as the primary contact for these concerns.

Sincerely,

Patricia A. Daly, OP
Corporate Responsibility Representative

Reduce Greenhouse Gas Emissions

Whereas:

Ford distributes automobiles in 200 countries, most of which have ratified the Kyoto Protocol that obliges industrialized countries to reduce national greenhouse gas (GHG) emissions below 1990 levels by 2012.

The Kyoto reduction targets may be inadequate to avert the most serious impacts of global warming. Ford has agreed, through its participation in the U.S. Climate Action Partnership, that the U.S. should reduce its GHG footprint by 60% to 80% from current levels by 2050 but has not told shareholders what portion of that reduction the company will meet.

Ford faces new regulations and consumer demand in every major market to reduce vehicle GHG emissions, including proposed 35 mpg by 2020 in the U.S. and expected 130 g/km by 2012 in the European Union.

Ford-owned brands Land Rover and Jaguar are investing $1.43 billion in CO2 improvements in response to the anticipated EU legislation, and "Land Rover…will cut the average carbon dioxide emissions of its vehicles by some 20% by 2012 – more than the average cuts the EU is seeking." Ford has not set GHG reduction targets for its global fleet, however, and the company's fleet-average CO2 emissions were higher in 2005 than 1990.

Our company has a history struggling with the implications of global warming for our business. In 2005, Ford published the first industry report dedicated to global warming's effect on business. Between 2000-2005, Ford cut CO2 emissions from operations by 15%, while acknowledging that 90% of the emissions per vehicle occur over its lifetime use. According to this report: "Early, affordable steps to reduce GHG emissions and improve fuel efficiency may delay the need for drastic and costly reductions later. Lack of agreement on long-term solutions cannot be used as an excuse to avoid near term actions."

Ford has not developed a strategy with mid and long-term targets to ensure application of technology and practices to reduce GHG emissions from operations and products.

Foreign automakers' actions demonstrate that targets can be set. Nissan has proposed to reduce CO2 emissions from new cars by 70% from 2000 levels by 2050 and has detailed production innovations to reach their target. Honda is targeting a 10% reduction average of CO2 emissions from automobiles, power equipment and sports products from 2000 levels by 2010.

Ford is suffering financially in part because competitors are making more compelling fuel efficient and low-carbon products, causing a loss of market share in this era of higher oil prices. To protect and enhance long-term shareholder value, Ford must retake market share from its competitors. The company needs to set quantitative goals for reducing GHG emissions in its products and operations to bring customers back.

Resolved: shareholders request that the Board of Directors publicly adopt quantitative goals, based on current and emerging technologies, for reducing total greenhouse gas emissions from the company's products and operations; and that the company report to shareholders by September 30, 2008, on its plans to achieve these goals. Such a report will omit proprietary information and be prepared at reasonable cost.



Grant & Eisenhofer P.A.

485 Lexington Avenue
New York, NY 10017
Tel: 646-722-8500 • Fax: 646-722-8501

Chase Manhattan Centre
1201 North Market Street
Wilmington, DE 19801
Tel: 302-622-7000 • Fax: 302-622-7100

www.gelaw.com

1920 L Street, N.W., Suite 400
Washington, DC 20036
Tel: 202-783-6091 • Fax: 202-350-5908

Direct Dial: 302-622-7020
Email: mmcintyre@gelaw.com

January 15, 2008

By Overnight Delivery

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted by Connecticut Retirement Plans & Trust Funds for Inclusion in Ford Motor Company's 2008 Proxy Statement

Dear Ladies and Gentlemen:

This letter is submitted on behalf our client, the Connecticut Retirement Plans & Trust Funds ("CRPTF"), in response to the January 3, 2008 letter from Ford Motor Company ("Ford" or the "Company") to the Division of Corporation Finance of the Securities and Exchange Commission (the "Division"), in which the Company maintains that CRPTF's shareholder proposal (the "Proposal") may be excluded from the Company's 2008 proxy statement pursuant to Rule 14a-8(i)(11).

I. The Proposal and Ford's Response

Ford, a self-described global automotive industry leader, manufactures or distributes automobiles in 200 markets across six continents. The Company's core and affiliated automotive brands include Ford, Jaguar, Land Rover, Lincoln, Mercury, Volvo and Mazda.

In recent years, the automotive industry has come under increasing pressure in the form of new regulations, both domestically and abroad, requiring automobile manufacturers to improve their vehicles' fuel economy and to reduce their greenhouse gas (GHG) emissions. Meanwhile, less than half of Ford's vehicles met then-applicable Corporate Average Fuel Economy (CAFE) standards in 2005, and the company is ranked among the worst of its peers in GHG emissions. In light of these facts, CRPTF has proposed the following resolution for inclusion in Ford's 2008 proxy materials:

> RESOLVED: Ford shareholders request that a committee of independent directors of the Board assess the steps the company is taking to meet new fuel economy and greenhouse gas emission standards for its fleets of cars and trucks, and issue a report to shareholders (at reasonable cost and omitting proprietary information) by September 1, 2008.

CRPTF's Proposal was delivered to Ford by facsimile on December 5, 2007. On January 3, 2008, Ford wrote to the SEC Staff requesting the Staff's concurrence that it will not recommend enforcement action if Ford omits the Proposal from its proxy materials. Ford claims that the Proposal may be excluded pursuant to Rule 14a-8(i)(11) on the grounds that it is duplicative of a proposal submitted a few hours earlier by the Sisters of St. Dominic of Caldwell New Jersey (the "Sisters' Proposal").

The burden is on Ford to establish that it has a reasonable basis for excluding CRPTF's proposal from its proxy materials. *See* 17 C.F.R. § 240.14a-8(g). Ford cannot meet that burden, because CRPTF's Proposal does not "substantially duplicate" the Sisters' Proposal, as is required for application of Rule 14a-8(i)(11).

II. The Proposal Is Not Excludable Under Rule 14a-8(i)(11)

A proposal is excludible pursuant to Rule 14a-8(i)(11) if it "substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting." 17 C.F.R. § 240.14a-8(i)(11). The adopting release makes clear that "[t]he purpose of the provision is to eliminate the possibility of shareholders having to consider two or more substantially identical proposals submitted to an issuer by proponents acting independently of each other." Securities Exchange Act Release No. 34-12999 (1976) (emphasis added). As discussed below, CRPTF's Proposal does not "substantially duplicate" and is not "substantially identical" to the Sisters' Proposal, as the two proposals seek different corporate actions, and the Sisters' Proposal does not even mention fuel economy standards, which is a primary focus of CRPTF's Proposal. The Sisters' Proposal seeks the adoption of internal goals for reducing GHG emissions, whereas CRPTF's Proposal seeks an assessment and report regarding efforts to comply with externally-imposed standards for fuel economy and GHG emissions.

CRPTF's Proposal requests that "a committee of independent directors of [Ford's] Board assess the steps the company is taking to meet new fuel economy and greenhouse gas emission standards for its fleets of cars and trucks, and issue a report to shareholders (at reasonable cost and omitting proprietary information) by September 1, 2008." As described in the supporting statement, this Proposal arises in the context of a number of new and pending regulations, both domestically and abroad, requiring improvements in fuel economy and reductions in greenhouse gas (GHG) emissions. These include:

- an energy bill (which President Bush signed into law in December 2007) that will effect a 40% increase in passenger vehicle fuel economy standards by 2020;

- the recent adoption by fourteen states of California's 30% emissions reduction standard, reducing GHG emissions from more than one third of the new vehicles sold in the United States;
- President Bush's May 2007 directive to the EPA to use its regulatory authority to require improvements in fuel economy;
- increases in fuel economy standards in Japan, China and Australia; and
- the European Union's June 2007 resolution to set mandatory fuel economy standards for automobile manufacturers.

The purpose of CRPTF's Proposal is to obtain an assessment and report on what Ford is doing to meet these new fuel economy and GHG standards. The Sisters' Proposal, by contrast, asks the Board to "publicly adopt quantitative goals, based on current and emerging technologies, for reducing total greenhouse gas emissions from the company's products and operations; and that the company report to shareholders by September 30, 2008, on its plans to achieve these goals."

The differences between these two proposals are significant. First, whereas the Sisters' Proposal is entitled "Reduce Greenhouse Gas Emissions" and relates exclusively to that issue, CRPTF's Proposal involves both GHG emissions and fuel economy standards (and indeed is titled "Assess Steps Being Taken to Meet New Fuel Economy and Greenhouse Gas Emission Standards"). Thus, Ford misses the mark when it asserts that "the principal thrust and focus of each of the proposals is to report on the Company's plans to achieve reduction in greenhouse gases emitted from its products." While the primary focus of the Sisters' Proposal is on reducing GHG emissions, the primary focus of CRPTF's Proposal is on compliance with governmental regulations for both GHG emissions and fuel economy. Second, the two proposals seek entirely different courses of action by Ford's board of directors. The Sisters' Proposal asks the board to adopt internal goals for reducing GHG emissions, whereas CRPTF's Proposal asks the board to assess and report to shareholders on Ford's efforts to comply with externally-imposed standards for fuel economy and GHG emissions.

The Proposal's dual focus on fuel economy standards and GHG emissions, in contrast to the Sisters' Proposal's singular focus on GHG emissions, precludes a determination that the two proposals are "substantially duplicative." Indeed, in response to another no-action request by Ford, the SEC Staff has already recognized that fuel economy standards and GHG emission standards are distinct and separate issues. In 2005, Ford sought to exclude a proposal that sought a report on Ford's lobbying efforts and financial expenditures with respect to increases in CAFE standards, on the grounds that it substantially duplicated a prior proposal. The prior proposal, however, had nothing to do with CAFE or fuel economy standards, and instead sought an assessment by a committee of independent Ford directors of steps taken to meet GHG standards. Given the difference in focus between the two proposals, the SEC Staff properly denied no-action relief. *See Ford Motor Company* (Mar. 14, 2005). In other situations, the SEC Staff has similarly recognized that proposals cannot be substantially duplicative when they involve different subject matters, even if those subject matters bear some general relationship to one another. *See, e.g., AT&T Corp.* (March 2, 2005) (proposal relating to employee retirement benefits did not substantially duplicate proposals relating to severance arrangements); *AT&T* (Jan. 31, 2001) (proposal relating to the compensation of "top management" did not substantially duplicate proposal relating to compensation of directors).

Moreover, even if the subject matters of these proposals overlapped entirely – which they do not – exclusion would be inappropriate under Rule 14a-8(i)(11) because the proposals seek different types of corporation action. CRPTF's Proposal seeks an <u>assessment and report on the steps being taken to meet external, government-imposed standards</u> for fuel economy and GHG emissions, while the Sisters' Proposal seeks the <u>adoption of internal goals</u> for reducing GHG emissions from the company's products. If the shareholders approve the Sisters' Proposal and Ford adopts quantitative goals for reducing GHG emissions, this will not accomplish the goal of CRPTF's Proposal – *i.e.*, an assessment and report on Ford's compliance with regulatory GHG standards (much less with fuel economy standards). As the SEC Staff has recognized, proposals cannot be "substantially duplicative" when they seek different types of corporation action. *See, e.g., Ford Motor Company* (Mar. 14, 2005) (proposal seeking a report on Ford's lobbying efforts to prevent increases in fuel economy standards did not substantially duplicate proposal seeking assessment of Ford's efforts to comply with GHG standards); *Exxon Mobil Corp.* (March 5, 2004) (no-action relief denied where first proposal asked the company to refrain from certain practices, while the second proposal requested annual reports on the company's political activities); *Bristol-Myers Squibb Company* (Feb. 11, 2004) (no-action relief denied where first proposal sought publication of a detailed statement of companys political contributions, and second proposal sought implementation of a policy prohibiting political contributions); *Johnson & Johnson* (Feb. 25, 2003) (no-action relief denied where first proposal sought only preparation of a report and second proposal asked board to take specific action and then report back to shareholders); *Citigroup, Inc.* (Feb. 7, 2003) (proposals were not substantially duplicative even though four whereas clauses were virtually identical, where "Resolved" clauses sought different actions by the board).[1]

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[1] All but one of the no-action letters cited in Ford's January 3 letter involved proposals that sought essentially the same corporation action. *See General Motors Corporation* (Apr. 5, 2007) (both proposals sought public disclosure of the details of the company's political contributions); *JPMorgan Chase & Co.* (March 5, 2007) (both proposals sought the adoption of policies establishing criteria for awards of equity-based executive compensation); *Constellation Energy Group, Inc.* (Feb. 19, 2004) (both proposals sought modification of the company's executive compensation plans to utilize restricted share grants in lieu of stock options). Although the SEC Staff did issue a no-action letter based on Rule 14a-8(i)(11) in *Ford Motor Company* (Feb. 19, 2004) where the two proposals sought different types of action, the Staff in that instance did not have the benefit of any response from the proponent to point out the differences in the proposals. In fact, the proponent withdrew the resolution before the Staff issued its decision. *See Ford Motor Company*, 2005 WL 608205, at *1 (March 14, 2005) (Ford acknowledged that "[i]n the interest of full disclosure, [the prior year's proponent] did withdraw the 2004 Proposal shortly before the Staff issued its decision"). As discussed above, in 2005—when presented with both sides of the argument in a similar situation—the Staff denied no-action relief when Ford sought to exclude a proposal seeking different corporation action than a previously submitted proposal.

Finally, exclusion of CRPTF's Proposal would not serve the purpose underlying Rule 14a-8(i)(11), which is to prevent shareholders from having to vote on substantially identical proposals. As discussed above, the proposals involve different subject matters and seek different corporation action. Given these facts, which are clear from the face of the two proposals, there is no legitimate risk that shareholders will be confused if asked to vote on both proposals.

Conclusion

Because Ford has not met its burden of establishing a reasonable basis for excluding CRPTF's Proposal from its proxy materials, the Company's request for a no-action letter should be denied. In the event that the Staff disagrees with CRPTF's position, or requires any additional information, we would appreciate the opportunity to meet and confer to discuss these issues. Please feel free to call the undersigned at your convenience.

In accordance with Rule 14a-8(k), we have enclosed six (6) copies of this letter. We have also enclosed an additional copy, which we ask that you kindly date-stamp and return to us in the enclosed, self-addressed stamped envelope.

Respectfully,

Megan D. McIntyre

cc: (By facsimile)
Peter J. Sherry, Jr., Esquire
Corporate Secretary
Ford Motor Company
One American Road
Room 1134 WHQ
Dearborn, Michigan 48126

Ford

Office of the Secretary
Peter J. Sherry, Jr.
Secretary
313/323-2130
313/248-8713 (Fax)
psherry@ford.com

One American Road
Room 1134 WHQ
Dearborn, Michigan 48126

January 22, 2008

Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Omission of Shareholder Proposal Submitted by the Connecticut Retirement Plans and Trust Funds

Ladies and Gentlemen:

Reference is made to the letter dated January 15, 2008, of Megan D. McIntyre, Esq., counsel to the Connecticut Retirement Plans Trust Funds ("Proponent") in response to the No-Action Request of Ford Motor Company ("Ford" or the "Company") regarding the Proponent's shareholder proposal recommending that an independent committee of the Board of Directors assess the steps the Company is taking to meet new fuel economy and greenhouse gas emission standards and to issue a report to shareholders by September 1, 2008 (the "Proposal"). The Proponent has asked the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") to deny Ford's No-Action Request.

Ford requested the Staff to concur in the omission of the Proposal pursuant to Rule 14a-8(i)(11) as being substantially duplicative of a prior submitted proposal that will be included in Ford's 2008 Proxy Materials. The previously submitted proposal requests the Board to publicly adopt quantitative goals for reducing greenhouse gas emissions from the Company's products and operations and to report to shareholders on its plans to achieve these goals (the "First Proposal").

We do not believe that Ms. McIntyre has presented persuasive arguments to deny Ford's requested omission of the Proposal. First, Ms. McIntyre contends that the Proposal and the First Proposal are not substantially duplicative because the Proposal emphasizes fuel economy standards as well as greenhouse gas emissions standards while the First Proposal emphasizes only greenhouse gas emission standards. This is a distinction without a material difference. Greenhouse gas emissions are directly and inextricably tied to the fuel efficiency of automobiles. One only need ask the following question to determine whether fuel economy and greenhouse gas emissions from vehicles are inextricably linked: If the fuel economy of vehicles increased, would greenhouse gas emissions decrease? Of course they would. It is impossible in the context of gasoline powered automobiles to conceive of a scenario where one is not directly linked to the other.

Additionally, the Proposal itself acknowledges this linkage. The Proposal states that "President Bush issued an Executive Order directing EPA to use its GHG emission authority to increase fuel economy by as much as 4% per year over the 10 years, equivalent to a fleet-wide average of about 34 mpg by 2017." It is evident, therefore, that vehicle fuel economy and vehicle greenhouse gas emissions are substantially the same subject matter. The Environmental Protection Agency recognized this link when it recently denied California's request to enforce greenhouse gas emission standards because that agency believes new fuel economy standards adopted by Congress is a preferable means to address greenhouse gas emissions from vehicles at the national level. Furthermore, Ms. McIntyre's statement that the First Proposal "does not even mention fuel economy standards" is false. As pointed out in the Company's No-Action Request, the First Proposal references new regulations, "including proposed 35 mpg by 2020 in the U.S. and expected 130 g/km by 2012 in the European Union." The Proposal references these exact standards. Clearly no substantive distinction can be made because the Proposal's supposedly primary focus deals with fuel economy standards and the First Proposal's focus deals with greenhouse gas emissions. Ms. McIntyre is entirely correct when she states that proposals cannot be substantially duplicative when they involve different subject matters. As is evident from the above discussion, the subject matter of the Proposal and the First Proposal are substantially identical and, therefore, can be considered substantially duplicative under Rule 14a-8(i)(11).

Secondly, Ms. McIntyre states that the Proposal and the First Proposal are not substantially duplicative because the Proposal and the First Proposal requests different corporate actions. Again, this is not correct. Both the Proposal and the First Proposal request a report to shareholders on the subject matter of greenhouse gas emissions from Ford products. The Proposal requests an assessment of the steps Ford is taking **to meet** new government imposed fuel economy and **greenhouse gas emission standards** while the First Proposal requests the Company to adopt **greenhouse gas emission standards** and how **it will meet those standards**. The noted similarities of the Proposal and the First Proposal overwhelm any arguable differences. Since Ford is obliged to comply with all laws, rules, and regulations applicable to its business, any such requirements automatically become Company minimum objectives. Consequently, any report Ford would issue if the First Proposal was adopted would have to include an assessment of the steps Ford was taking to meet new government regulations. If, pursuant to the First Proposal, Ford determined that it could exceed government regulations, adopted goals pursuant to that assessment, and published an assessment of the steps it is taking to meet these self-imposed goals, it definitionally would meet the requirements of the Proposal. Surely, it would be nonsensical to say that the Proposal and the First Proposal are not substantially duplicative because the First Proposal requires an assessment by the Company that could possibly lead to meeting a higher standard than that of the Proposal. At the very least, the First Proposal requires an assessment of the steps the Company is taking to meet government imposed fuel economy and greenhouse gas emission standards.

Not surprisingly, the Staff has consistently agreed that the determining factor in Rule 14a-8(i)(11) analysis is not whether identical action is requested but rather whether the thrust and focus of the proposals are substantially identical. In *General Motors Corporation* (April 5, 2007), the later proposal required much broader action than the previously submitted proposal. In that instance, the first proposal only required the company to publish a detailed statement of each contribution made within the prior year in respect of a political campaign, party, referendum or initiative while the later proposal required a report of the company's policies and procedures for political contributions and expenditures. The Staff allowed omission of the later proposal in *General Motors*, despite the fact that the two proposals requested substantially different information. This was altogether the correct decision because the proper analysis is whether the principal thrust and focus of the two proposals were substantially identical – despite the fact the requested actions were quite different. Furthermore, in *Constellation Energy Group, Inc.* (February 19, 2004), the Staff allowed omission where the later proposal requested utilization of performance and time based restricted share programs as substantially duplicative of a prior proposal which requested a common sense review of executive compensation, including limiting the CEO's salary, bonus, and other compensation. Again, the requested actions of the proposals in *Constellation Energy* were quite different but the principal thrust and focus were substantially identical. Here, not only are the principal focus and thrust of the Proposal and the First Proposal substantially the same – namely, the Company's assessment of steps it is taking in response to fuel economy and greenhouse gas emission standards – but the actions requested – publish a report on how the Company will meet greenhouse gas emissions standards/objectives – are also substantially the same.

The Proponent's response of January 15 seeks to introduce a new concept into the evaluation of shareholder proposals under Rule 14a-8(i)(11). That concept is that if the proposals request arguably different company actions, the proposals cannot be held to be substantially duplicative. Of course, as evident from the above cited letters, the Staff has never concurred in such a black-line analysis. For the reasons above, and for the reasons detailed in our No-Action Request of January 3, 2008, we respectfully urge the Staff to reject the Proponent's new black-line analysis of Rule 14a-8(i)(11).

If you have any questions, require further information, or wish to discuss this matter, please call Jerome Zaremba (313-337-3913) of my officer or me (313-323-2130).

Very truly yours,

Peter J. Sherry, Jr.

cc: Mr. Donald Kirshbaum
Ms. Megan D. McIntyre, Esq.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 29, 2008

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Ford Motor Company
Incoming letter dated January 3, 2008

The proposal requests that a committee of independent directors assess and report on the steps the company is taking to meet new fuel economy and greenhouse gas emissions standards for its cars and trucks.

There appears to be some basis for your view that Ford may exclude the proposal under rule 14a-8(i)(11) as substantially duplicative of a previously submitted proposal that will be included in Ford's proxy materials. Accordingly, we will not recommend enforcement action to the Commission if Ford omits the proposal from its proxy materials in reliance on rule 14a-8(i)(11).

Sincerely,

William A. Hines
Special Counsel

END